VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Gus Rodriguez
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

January 26, 2023

Re:	Piedmont Lithium Inc.
Form 10-KT for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 001-38427

Dear Mr. Coleman and Mr. Rodriguez,

Please find our response to the comments set forth in a letter dated November 8, 2022 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Transition Report on Form 10-KT for the year ended December 31, 2021 (the “2021 10-KT”).  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.

Per our phone call on November 15, 2022 and related correspondence filed on November 21, 2022, we are in the process of coordinating an amendment to the Technical Report Summary (“TRS”) that was originally filed as an exhibit to the 2021 10-KT (the “Existing TRS”).  We expect that an amended TRS (the “Amended TRS”) will, similar to the Existing TRS, require the expertise of Qualified Persons from three engineering firms as technical advisors.  It is our intention that the Amended TRS will be based substantially upon the assumptions included in the Existing TRS and will represent the status of our project as of the filing date of the Existing TRS.  Our Form 10-K for the year ended December 31, 2022 (our “2022 10-K”) will contain the Amended TRS as an exhibit and address the comments provided by the Staff in its Letter.  For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.

Form 10-KT for the Fiscal Year Ending December 31, 2021 Filed February 28, 2022

Item 1. Business, page 5

1.
We note that you have identified two or more mining properties though you have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.  For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1); while the individual property disclosure should include comparable details for each material property along with the work completed on the property by the Registrant, the planned exploration program including timeframe and cost, and the total cost or book value of the property to comply with Item 1304 (b).  The summary disclosures should encompass all of your properties, including both material and nonmaterial properties, and should appear in advance of and incremental to the individual property disclosures.  The information required for the individual property disclosure are more extensive and detailed in comparison.  Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

Response 1:

We acknowledge the Staff’s comment.  With respect to the 2021 10-KT, the Company determined that the Carolina Lithium Project was its only material mining property and provided Item 1303 and 1304 information for only that property.  We advise the Staff that our 2022 10-K will provide summary disclosures of both material and nonmaterial properties of the Company as prescribed under Item 1303 of Regulation S-K (summary information as to properties mentioned in “Part I, Item 1. Business—Our Lithium Projects—Quebec Projects” and “Part I, Item 1. Business—Our Lithium Projects—Ghana Project”).  The Company does not expect to provide the information prescribed by Item 1304 of Regulation S-K disclosure with respect to properties other than the Carolina Lithium Project, as it is expected to remain the only material property of the Company as of December 31, 2022.

The proposed summary language in our 2022 10-K for our material properties as of December 31, 2022 is the following:

Property Detail

As of December 31, 2022, our Carolina Lithium project was comprised of real property and associated mineral rights totaling approximately 3,245 acres, of which approximately:

•	162 parcels consisting of 2,277 acres are owned with a book value of $53.2 million;

•	1 parcel consisting of 113 acres is subject to long-term leases with a book value of $0.2 million;

•	1 parcel consisting of 10 acres is subject to lease-to-own agreements with a book value of $0.5 million; and

•
110 parcels consisting of 1,096 acres are subject to exclusive option agreements with a book value of $2.3 million.  These exclusive option agreements, upon exercise, allow us to purchase or, in some cases, enter into long-term lease agreements for the real property and associated mineral rights.  Our option agreements provide for annual option payments, bonus payments during periods when we conduct drilling, and royalty payments during periods when we conduct mining.  Our option agreements generally provide us with an option to purchase the optioned property at a specified premium over fair market value.  Upon exercise of our purchase option, our obligation to make annual option payments and bonus payments terminates.

We generally control all of the surface and mineral rights for the Carolina Lithium project under applicable agreements.  We also own real property totaling 5 acres in Bessemer City, North Carolina, where we have a warehouse for core samples from our Carolina Lithium project and 61-acres in Kings Mountain, North Carolina, where we hold a synthetic minor air permit and which was the subject of prior technical studies for a planned lithium hydroxide conversion facility.

We will include the additional information in our 2022 10-K required for material property disclosures including:

•	Location of Properties
•	Existing Infrastructure (roads, railroads, airports, towns, ports, sources of water, electricity, personnel)
•	Name, Number & Size of Titles, Claims, Concessions, Mineral Rights, Leases or Options Under Which Registrant Will Have Right to Hold/Operate Property
•	Present Condition of Property
•	Proposed Exploration/Development Plan
•	Current State of Property (Exploration/Development/Production)
•	Work Completed by Registrant on Property
•	Current State of Exploration
•	Current Production Activities
•	Age, Details as to Modernization & Condition of Equipment/Infrastructure
•	Cost or Book Value of Property & Related Assets
•	History of Previous Operations
•	Encumbrances (Environmental, Permitting) & Fines History

The draft language in our 2022 10-K for our non-material properties as of December 31, 2022 is the following:

Non-Material Properties – Sayona

Sayona Quebec’s assets are comprised of three projects: (i) North American Lithium (“NAL”), (ii) the Authier project, and (iii) the Tansim project.

North American Lithium

NAL was acquired by Sayona Quebec in August 2021.  NAL is comprised of 19 contiguous claims covering 582.31 ha and one mining lease, covering approximately 700 ha.  It is situating in La Corne township in Quebec’s Abitibi region.  The project is located approximately 20 miles from the Authier Project near Val-d’Or.

NAL is a brownfield open pit mining operation with a concentrator, with more than C$400 million having been invested in the operation by previous owners, including a carbonate plant.  The existing plant has nameplate capacity to produce up to 220 kt of spodumene concentrate or 30 kt LCE per year.

Sayona Quebec plans to combine ore produced from Authier with ore produced at NAL to facilitate a significant improvement in plant performance and economics and transform both operations.

Importantly, nearly all of NAL’s power is from hydroelectricity, while it is well serviced by provincial highways and an all-weather secondary road.

Restart activity has commenced at NAL with a goal of commencing spodumene concentrate production in 2023.  NAL holds all of the material permits required to restart operations.

Authier

The Authier project is an exploration stage project located approximately 28 miles northwest of the city of Val-d’Or, a major mining center in Quebec.  Val-d’Or is located approximately 290 miles northwest of the city of Montreal.  The Authier project is easily accessible by a rural road network connecting to a national highway a few miles east of the project site.  The project area comprises 19 mineral claims totaling 653 hectares, and extends 3.4 kilometers in an east-west, and 3.1 kilometers in a north-south direction, respectively.  The mineral claims are located over Crown Lands.

The deposit is hosted in a spodumene-bearing pegmatite intrusion.  The deposit is 825 meters long, striking east-west, with an average thickness of 25 meters, minimum 4 meters and maximum 55 meters, dipping at 40 degrees to the north.  The current pit optimization has the mineralization extending down to 200 meters depth but the deposit remains open in all directions.

The Authier project has been subject to more than 31,000 meters of drilling.  Between 2010 and 2012 Glen Eagle, the previous tenement holder, completed 8,990 meters of diamond drilling in 69 diamond drill holes (DDH) of which 7,959 meters were drilled on the Authier deposit; 609 meters (five DDH) were drilled on the northwest and 422 meters on the south-southwest of the property.

Sayona has completed three phases of drilling totaling more than 11,000 meters in 81 DDH.  All the holes completed by Sayona and included in the Mineral Resource Estimate have used standard DDH, HQ or NQ core diameter size, using a standard tube and bit.  The drilling programs have been subject to very robust QA/QC procedures.

Sayona has stated that they believe there is further potential to optimize the main resource area including infill drilling within the main deposit where there is no resource due to lack of drilling density, and converting inferred resources into a higher resource classifications by further higher density drilling.

Sayona continues to engage closely concerning Authier’s development with all stakeholders, including holding information sessions and consultations with local municipalities, landowners, First Nations communities, non‐governmental organizations and other stakeholders.

In December 2019, Sayona announced an agreement with First Nation Abitibiwinni for the works during the exploration phase of the Authier Lithium Project.  This agreement is aimed at ensuring a collaborative and mutually beneficial partnership for the development of the project.

Sayona progressed a revised Environmental Impact Study (EIS) in accordance with Québec’s regulatory requirements.  The EIS is a rigorous scientific study containing all the necessary documentation to satisfy the necessary legal and regulatory requirements.

The revised EIS was submitted to Québec’s Ministry of the Environment and the Fight against Climate Change (MELCC) in January 2020.  The plan to process Authier ore at NAL may impact on the requirements for approvals under the BAPE process.  Regardless, Sayona has stated that they will continue the development of the Authier project under strict guidelines to minimize impacts on the environment, including reducing wind and water erosion, promoting revegetation and optimizing water management practices.

Tansim

Sayona’s Tansim Lithium exploration project is situated 51 miles south-west of the Authier Lithium Project.  Tansim comprises 355 mineral claims spanning 20,546 hectares and is prospective for lithium, tantalum, and beryllium.

Mineralization is hosted within spodumene-bearing pegmatite intrusions striking east-west, dipping to the north and hosted by metasedimentary – metavolcanic rocks of the Pontiac sub-province.  The main prospects are Viau-Dallaire, Viau and Vezina.  The potential quantity and grade of the exploration target is uncertain as there has been insufficient exploration to estimate a mineral resource and it is uncertain if further exploration will result in the estimation of a mineral resource.

Northern Hub

Northern Hub assets are owned by Sayona Mining (whom we have a 14.3% interest in as noted above).

Moblan project

Sayona owns the Moblan Lithium Project (Moblan) in a joint venture with SOQUEM Inc, a wholly owned subsidiary of Investissement Québec (Sayona 60%/SOQEM 40%).

Moblan is located in the Eeyou-Istchee James Bay region of northern Québec, a proven lithium mining province which hosts established, world-class lithium resources including the Whabouchi mine.  It is well serviced by key infrastructure and transport and has access to low-cost, environmentally friendly hydropower.

Moblan is host to high-grade spodumene mineralization, in a well-studied deposit with more than 17,000 meters of diamond drilling.  The project covers around 433 ha for a total of 20 claims.

In January 2022, Sayona commenced a major drilling program at the project in partnership with SOQUEM.  In April 2022, Sayona announced the discovery of a significant new southern lithium pegmatite zone, the Moblan South Discovery.

The following month Sayona announced the discovery of multiple new mineralized lithium pegmatites at Moblan South, South-East Extension, Moleon and extensions to the Main Moblan lithium deposit.

As of October 2022, Sayona had completed approximately 28,000 m of drilling at the project.

In October 2022, Sayona launched a pre-feasibility study (PFS) for Moblan, targeting the development of a lithium mine and concentrator.  The PFS will be conducted by Québec company InnovExplo, targeting completion by May 2023 and to be followed by a definitive feasibility study, due by September 2023.

In company with the nearby Lac Albert Project, Moblan forms the basis of a major northern hub for Sayona in Québec, targeting production of more than 25,000 tonnes of Lithium Carbonate Equivalent by 2027 and complementing the Abitibi lithium hub in the south.

Lac Albert project

In January 2022, Sayona announced the acquisition of 121 new claims in the vicinity of Moblan known as the Lac Albert Project.  Located 3.5 km west of the Moblan project, in the same proven lithium mining province, the new claims span 6,592 ha.  These claims are separate to the current Moblan joint venture agreement.

Past work has been limited and the geology of the new claim area at Lac Albert is poorly understood, with much of the area obscured by glacial moraines.  A till and soil sampling program was undertaken at Lac Albert in May 2022 and mapping of outcrops and boulders completed.

The identified pegmatites occurrences are located in an area afforded favorable access by its proximity to the Route Du Nord, an all-weather regional highway.  The area of the new claims is displayed in Figure 1 above.

Western Australia

Western Australia assets are 100% owned by Sayona Mining (whom we have a 14.3% interest in as noted above).  Sayona’s leases in Western Australia cover 1,072 sq km and comprise lithium, gold and graphite tenure in the Pilbara, Yilgarn and East Kimberley regions.

The Pilbara projects comprise 12 lithium leases totaling 933 sq km in the Pilgangoora lithium district, with 10 of the tenements also having associated gold rights.  These are proximal to the De Grey Mining’s 10.6 Moz Au Mallina Gold Project, which includes the 8.5 Moz Au Hemi gold discovery.

Of the 12 Pilbara tenements with lithium rights, nine are subject to an earn‐in agreement, where Morella Corporation Limited (ASX:1MC, Morella), previously Altura Mining, is carrying out exploration to earn an interest.  The three remaining tenements are held within Sayona’s 100% owned lithium exploration portfolio.

Western Australia Lithium

Morella Lithium Earn-in

In 2021, Morella commenced an earn-in agreement with Sayona covering eight tenements including the Mallina, Tabba East and Strelley areas, all in the Pilgangoora lithium district, and two tenements in the South Murchison.  Morella has to spend A$1.5 million on exploration within three years to earn a 51% interest.

Mallina Project E47/2983

The Mallina project is the most advanced of Sayona’s Pilbara portfolio.  Multiple zones of spodumene pegmatites have been identified within a 25 sq km zone.

The pegmatites occur in three main swarms:  the western Discovery prospect, the central Area C prospect and the Eastern Group pegmatites.  Surface sampling has been encouraging, with rock results up to 4.6% Li2O returned from spodumene pegmatite at surface.  Mapping has confirmed the pegmatites can be extensive, with the Eastern No. 2 pegmatite being over 1,300 m in strike extent and up to 20 m in thickness.

During fiscal 2022, Morella reported significant progress at the Mallina Lithium Project with the completion of a targeted deep drilling program.  In total, three RC holes for 430 m and four diamond core holes (including two core tail extensions to RC drilling) were completed for 831.4 m.

Fine grained spodumene quartz intergrowths within aplite intrusive intervals were observed in the drill core.  RC chips and drill core were logged on site and samples have been prepared for mineralogical studies and geochemical assay work to be completed at a Perth laboratory.  Results are pending.

Mt Edon Lithium Project E59/2092

This project located in the South Murchison covers the southern portion of the Payne’s Find greenstone belt and hosts an extensive swarm of pegmatites.

During fiscal 2022, Morella commenced exploration, mapping a total of 53 pegmatite outcrops.  Rock chip assay results indicate the potential of the area for lithium mineralization.

Western Australia Gold Projects

Sayona’s Pilbara gold leases are prospective for intrusion related gold mineralization, similar in style to that identified at the Hemi gold discovery.  This style of mineralization is hosted within altered late stage hi‐Mg diorites.  Sayona’s tenement portfolio remains effectively untested for its gold potential with large areas masked by surficial cover.

Mt Dove Project E47/3950

The Mt Dove Project is within 5 km of De Grey’s greater Hemi project area, a 15 km trend which includes Hemi and adjacent intrusions and which is host to 8.5 Moz Au in gold resources.

During the year, airborne magnetic surveys and geological mapping was undertaken which identified magnetic features for drill testing.

Deep Well Project E47/3829

The Deep Well Project covers an area of 119 sq km to the west of Port Hedland.

Interpretation of new high resolution geophysical data, covering the entire lease area, has identified 11 discrete magnetic anomalies.  A 60-hole air-core drilling program, carried out in May, completed a total of 60 drill holes for 1,677 m.  Drill samples have been submitted for gold, lithium and multi-element analysis.  Results are pending.

Drilling targeted magnetic features that display similarities to the Hemi style of intrusion-related gold mineralization.  The T1, T2, T3, T7, T12a and T12b targets were tested.  Planning for follow up RC drilling is underway.

Sayona Pilbara Lithium Exploration (Sayona 100%)

Sayona holds the lithium rights at the Deep Well, Tabba Tabba and Red Rock tenements which cover a total of 334 sq km.

Tabba Tabba Project E45/2364

The Tabba Tabba Project is located north of the Pilgangoora lithium mining area, in a region of historic tin and tantalum mining.

It comprises six tenements covering 588 sq km, located 40 km to the north of the Pilgangoora lithium mining area.

The main Tabba Tabba tenement, E45/2364 (lithium rights only), is centred in an area of historic tin and tantalum mining.  Spodumene pegmatite has been identified in adjacent tenure and the Tabba Tabba Project provides exposure to the area’s emerging lithium prospectivity.

Soil geochemistry and geological mapping has identified pegmatite and geochemical anomalies and planning for drill testing of these features in the 2022 season are advanced.

Red Rock Project, E45/4716

During fiscal 2022, a geological and regolith terrain mapping study was undertaken over the tenements area, identifying a north-east trading structural corridor extending from Pilgangoora in the south.

As a first pass test for lithium and gold mineralization, a soil geochemical sampling program was completed over a 10 km+ extent to this target zone.  Once results are returned they will be assessed for potential targets for drill testing.

Kimberley Graphite Project

Past exploration by Sayona has identified graphite mineralization within a 25-kilometre strike extent of the Corkwood geochemical and geophysical anomaly.

The target is structurally deformed, higher grade graphite portions of the stratigraphy with the potential to host coarse flake, high purity graphite mineralization.

Sayona is planning further drill testing of the mineralization to obtain samples for metallurgical and beneficiation testwork.

Non-Material Properties Ghana

Investments

As of December 31, 2022, our investments in the Atlantic Lithium totaled $54.0 million, net of acquisition costs.

On August 31, 2021, we entered into a long-term supply agreement for spodumene concentrate, whereby we have the ability to acquire a 50% equity interest in Atlantic Lithium Ghana, through future staged payments totaling approximately $87.0 million in two phases over a period of three to four years, as follows:

•
Phase 1—We have the ability to acquire a 22.5% equity interest in Atlantic Lithium Ghana by funding approximately $17.0 million in the Ewoyaa Project for exploration, evaluation and technical study expenses over the next 24 months.  We have a cost sharing arrangement with Atlantic Lithium whereby Piedmont Lithium will pay 50% of the cost savings to Atlantic Lithium if the total costs of phase 1 are less than $17.0 million or Atlantic Lithium will pay 50% of the cost overrun to Piedmont Lithium if the total costs of phase 1 are more than $17.0 million.  In the event we do not fully fund our required amount for phase 1, we will forfeit all cash advances paid to date.  If we decide not to proceed with phase 2 upon completion of phase 1, we will lose all cash advances paid to date and our 22.5% equity interest in Atlantic Lithium Ghana.

•	Phase 2—We have ability to acquire an additional 27.5% in Atlantic Lithium Ghana by solely funding an additional $70.0 million in the Ewoyaa Project for capital costs.

As of December 31, 2021, cash payments to Atlantic Lithium for phase 1 of the Ewoyaa Project totaled $4.3 million and are reported as “Non-current assets” in the consolidated balance sheets.  (See Note 9—Other Assets).

Atlantic Lithium Ghana, which owns the Ewoyaa Project, is owned and consolidated by Atlantic Lithium.  Revenue and expenses of Atlantic Lithium are not consolidated into our financial statements; rather, our proportionate share of the earnings or loss of Atlantic Lithium is reported as “Loss from equity method investments in unconsolidated affiliates” in our consolidated statements of operations.

Supply Agreement

On July 1, 2021, we entered into a long-term supply agreement, subject to future staged investments, with Atlantic Lithium granting Piedmont Lithium the right to purchase 50% of Atlantic Lithium Ghana’s life-of-mine production of spodumene concentrate.  Pricing for the offtake supply of spodumene concentrate will be at market rates at the time of purchase.  Under the agreement, spodumene concentrate is priced on a CIF, China market price basis less ocean freight and insurance on a net back basis to free on board vessel (Incoterms 2020) at the Port of Takoradi, Ghana.

Properties

The Ewoyaa project is an exploration stage project for the mining, development and production of spodumene concentrate located on the south coast of Ghana and covering an area of approximately 348 square miles. As noted above, we have the ability to acquire an equity interest of 50% in the Ewoyaa Project through staged investments.

The Ewoyaa Lithium Project includes the Ewoyaa, Abonko and Kaampakrom deposits and is located in Ghana, West Africa, approximately 100 km southwest of the capital of Accra. The Project area is immediately north of Saltpond, in the Central Region, and falls within the Mfantseman Municipality where Saltpond is the district capital (see Figure 2).

Access to the site from Accra is along the asphalt N1 Accra-Cape Coast-Takoradi highway which runs along the southern coastal boundary of the Project. Several laterite roads extend northwards from the highway and link communities in the Project area. The deep-sea port of Takoradi is within 110 km west of the site, and accessible via the same highway (see Figure 2).

The topography of the Project varies with steep hills surrounding low-lying valleys throughout the proposed mining area. The terrain of the Project area rises sharply from a narrow coastal plane to an undulating peneplane where elevation ranges from 20 m to 120 m above mean sea level.

Ghana is a republic within the Commonwealth. Ghana gained independence from colonial Britain in 1957, being the first sub-Saharan African country in colonial Africa to do so. Despite some turbulent history in the first decades following independence, Ghana has emerged since the 1990s as a stable, multi-party democracy.

The Ewoyaa Project covers two contiguous exploration licenses, The Mankessim (RL 3/55) and Mankessim South (RL PL3/109) licenses.

The Mankessim is a joint-venture, with the license in the name of the joint-venture party (Barari DV Ghana); document number 0853652-18. The Mineral Prospecting license was renewed on July 27, 2021 for a further three year period valid through July 27, 2024.

The Mankessim South is a wholly-owned subsidiary of Green Metals Resources. A Mineral Prospecting license was renewed on February 19, 2020 for a further three year period through February 18, 2023.

The tenement is in good standing with no known impediments.

The Ewoyaa Project is the subject of a Mining License application submitted to the Minerals Commission of Ghana and announced by Atlantic Lithium on October 13, 2022.

2.	Please disclose the mineral pricing associated with your mineral resource and reserve disclosure, as required by Item 1304 (d)(1) of Regulation S-K.

Response 2:

In the Existing TRS the conceptual pit shells for the delineation of mineral resources were based upon a commodity price equivalent to $15,239/t LiOH.  Financial modeling associated with Ore Reserves assumed a LiOH sales price of $18,000/t.  Although financial modeling also incorporated the purchase of spodumene concentrate (at $900/t) for concentration via take-off agreements, we concluded that a financial model that assumed no take-off agreements or byproducts would still result in net favorable project economics.

In addition to the financial modeling associated with our long term business plan, the Amended TRS will disclose a standalone cash flow model based solely upon the processing and sales of mineral reserves.  As further clarification, our mineral reserves are stated with an effective delivery point of the planned operation’s run-of-mine (ROM) pad, prior to the application of recovery factors and losses within our planned concentrator facility and prior to the chemical conversion to lithium hydroxide.  Mineral reserve tables and footnotes will now include further explanations to help clarify any potential confusion related our assumed price points in relation to our expressions of mineral reserves.

Mineral resources in the Amended TRS have been derived via the calculation of a cutoff-grade of 0.4% Li2O.  Cutoff grade calculations in the Amended TRS incorporate a spodumene concentrate value of $1,893 per metric ton, derived from an assumed sale price of lithium hydroxide of $15,293 per metric ton, produced from our mineral reserves only as presented in the Amended TRS cash flow model.  Byproduct values were not considered when deriving block values for cutoff grade calculations.

Equally, mineral reserve cutoff grades also incorporate a spodumene concentrate value of $1,893 per metric ton based on a lithium hydroxide sales price of $15,293 per metric ton and do not attribute value to byproducts.

The Amended TRS and public filings will incorporate language similar to that shown below pertaining to the pricing for mineral resources:

Resource models are constrained by a conceptual pit shell derived from a Whittle optimization using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction.  These include:  maximum pit slope of 50° and strip ratio of 12, mining cost of US$2.50/t, spodumene concentration cost of US$25/t, a commodity value of US$1,893/t of Spodumene Concentrate with a grade of 6% Li2O (“SC6”) and with appropriate recovery and dilution factors.

Mineral reserves honor the same commodity pricing for cutoff grade determination.

3.	Please revise to provide a summary of all mineral resources or reserves, including byproducts, as required under Item 1304 (d)(1) of Regulation S-K.

Response 3:

We acknowledge that while the 2021 10-KT contained mineral resource estimates relating to the Carolina Lithium Project in a tabular form in accordance with Item 1304(d)(1) on pages 9 and 10, it did not include a summary of all mineral resources and reserves, inclusive of byproducts with respect to each of the projects.  We undertake to provide such disclosure in our 2022 Form 10-K.

We propose that summary mineral resources and mineral reserves tables, as included in the Amended TRS and our 2022 10-K, will be based upon the formats shown below.

			Li2O		Quartz		Feldspar		Mica
Cut-Off Grade (Li2O %)[2]			0.4		0.4		0.4		0.4
Metallurgical Recovery (%)			77.1[1]		50.8		51.1		35.5
Category	Deposit	Tonnes (Mt)	Grade	Tonnes (Mt)	Grade	Tonnes (Mt)	Grade	Tonnes (Mt)	Grade	Tonnes (Mt)
			(%)		(%)		(%)		(%)
Indicated	All Properties	28.22	1.11	0.313	29.52	8.33	45.07	12.72	4.2	1.18
Inferred	All Properties	15.93	1.02	0.162	29.22	4.66	45.67	7.28	4.03	0.64
Total[3]		44.15	1.08	0.475	29.42	12.99	45.3	20	4.12	1.82
Note 1 – Metallurgical recovery from spodumene concentration
Note 2 – Byproduct Mineral Resources are estimated only from the spodumene bearing pegmatites which comprise the Mineral Resource estimate
Note 3 – Mineral Resources estimated inclusive of the Mineral Reserves.

	Lithium (Undiluted)		By-Products (Undiluted)
Cut-Off Grade (Li2O %)	0.4		0.4	0.4	0.4
Metallurgical Recovery (%)[1]	77.1		50.8	51.1	35.5
			Quartz	Feldspar	Muscovite
Reserve	Li2O	Grade	(Mt)	(Mt)	(Mt)
Category	(Mt)	Li2O	ROM	ROM	ROM
Proven	0	0	0	0	0
Probable	18.26	1.10	5.40	8.14	0.79
Total	18.26	1.10	5.40	8.14	0.79
Note 1: Reserves are expressed as tonnages effectively delivered to a run-of-mine (ROM) pad, prior to the application of losses and recovery factors (i.e., metallurgical recovery as expressed above) incurred during concentration and conversion.  Pricing to support ore reserve economics is based upon the sale of lithium hydroxide and refined byproducts, after the processing of ROM reserves in the Company’s planned spodumene concentrator and lithium hydroxide conversion facilities.

Item 15. Exhibits.
Exhibit 96.1, page 49

4.
We note that your qualified person(s) has included language at the beginning of the technical report under the “Declaration” heading that disclaims certain information in the technical report.  For example your qualified person states they do not guarantee the accuracy of the report, and the information contained in the report shall be at the user’s sole risk regardless of any fault or negligence of Primero.  In order to comply with Item 1302 (a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person.  Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely.  Please revise.

Response 4:

We advise the Staff that the Amended TRS will not contain disclaimers by qualified persons, as provided for in Item 1302(a)(1).  Our Qualified Persons have proposed the incorporation of a “Statement of Use & Preparation” at the beginning of the TRS as stated below:

Statement of Use and Preparation:

This Technical Report Summary (TRS) was prepared for the sole use of Piedmont Lithium Inc. (PLL) and its affiliated and subsidiary companies and advisors.  Copies or references to information in this report may not be used without the written permission of PLL.

The report provides a statement of ore resources and mineral reserves for PLL, as defined under the United States Securities and Exchange Commission (SEC) and Joint Ore Reserve Committee (JORC).

The statement is based on information provided by PLL and reviewed by various professionals and Competent/Qualified Persons from Primero Group, McGarry Geoconsulting Corp, and Marshall Miller & Associates, Inc.

Competent/Qualified professionals who contributed to the drafting of this report meet the definition of Qualified Persons (QPs), consistent with the requirements of the SEC and Competent Persons, consistent with the requirements of JORC.  The information in this TRS related to ore resources and mineral reserves is based on, and fairly represents, information compiled by the QPs.

Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital costs, sales prices, and other assumptions.  These statements are not guarantees of future performance and undue reliance should not be placed on them.  The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.”

5.	Please revise your technical report to include the following:

•	Details of personal inspection as required by Item 601(b)(96)(iii)(B)(2)(iv) of Regulation S-K.

Response 5:

In support of the Existing TRS, the qualified persons visited the mining site multiple times.  In the Amended TRS, we will include details of site visits, including most recent dates, of our technical advisors.  Specifically, we plan to insert versions of the below paragraphs under a new section entitled “2.6 Personal Inspections”:

The qualified persons responsible for the development of this TRS have visited the subject site on multiple occasions.  The most recent visits by the qualified persons are summarized below.

MM&A.  Representatives of MM&A have conducted site visits multiple times since 2018.  MM&A has visited Piedmont’s core processing facility multiple times, has visited exploration drill sites, and has also visited projected mining areas, outcrop locations, and sites of projected processing facilities.

MGG.  MGG Qualified Person, Leon McGarry (P.Geo), has undertaken multiple personal inspections of the property between 2017 and 2019 to review exploration sites, drill core and work practices.  An initial site visit was made between 7 September and 8 September 2017. Data, drilling and geological records were found to be well maintained by PLI personnel and adherence to comprehensive field procedures developed by PLI was observed.

Travel to the site was curtailed during 2020 and 2021 due to the impact of the COVID-19 pandemic. MGG Qualified Person monitored exploration at the property completed during this period through remote review of core photography and exploration activities via regular video conferencing with the exploration team.

The outcome of site visits and subsequent remote review was the determination that controls to the mineralization are well-understood and that data has been collected in a manner that supports reporting Mineral Resource estimates for the Project in accordance with the JORC Code and SEC Regulation S-K 1300.

Primero:  Representatives of Primero have conducted numerous site visits from 2018 to 2021. The Primero representatives viewed the core processing facility, outcrop locations and proposed processing plant locations.

•
The name or number of each title, claim, mineral right, lease or option including the expiration dates and payments as required by Item 601(b)(96)(iii)(B)(3)(iii) of Regulation S-K.  Additionally, please comment on the due diligence performed by the qualified person with respect to mineral rights and encumbrances, considering disclosure in this section of the technical report implying that the qualified person relied solely on the company for certain information.

Response

We advise the Staff that the Amended TRS will contain a summary of our claims, rights and leases as required by Item 601(b)(96)(iii)(B)(3)(iii) of Regulation S-K.  We also advise the Staff that the qualified persons performed the following diligence with respect to mineral rights and encumbrances.  Specifically, we plan to replace Section 3.2 (Titles, Claims or Leases) with versions of the below paragraphs and exhibits:

Piedmont Property that is the subject of this Report as of December 31, 2021 comprise approximately 245 parcels totaling 3,237 total acres of which 128 parcels totaling 1,332 acres are claims on private property through option or deferred purchase agreements with landowners, 1 parcel containing 113 acres are under a long-term mineral leased agreements with private landowners, 2 parcels containing 79 acres are under lease to own agreements with private landowners, and 114 parcels containing 1,713 acres are owned by Piedmont Lithium and its subsidiaries and affiliates.

Private option agreements between Piedmont Lithium and its subsidiaries and the respective landowners grant Piedmont the exclusive and irrevocable right to access, enter and occupy each property for the purpose of mineral exploration and, upon exercise of the option, to either purchase the surface and mineral rights in fee simple for each property or enter into a long-term lease agreements with landowners including surface and mineral rights allowing Piedmont the right to mine the leased property.

Figure 32 – Carolina Lithium Project land position as of December 31, 2021

For the properties hosting the MRE’s in this report, PLL controls 100% of the surface and mineral rights per one or more of the agreement scenarios described above.

Table 31 below summarizes the surface and minerals rights per agreement type for all PLL properties.

Table 31 - Summary of land agreement type and acreage for all PLL properties

Agreement Type *	No. Parcels (qty.)	Surface Rights (acres)	Mineral Rights (acres)	Book Value ($mm)
Option or Deferred Option Agreements	128	1,332	1,332	$2.4
Long Term Mineral Lease Agreements	1	113	113	$0.2
Lease to Own Agreements	2	79	79	$1.1
Owned Properties	114	1,713	1,579	$35.6
Total	245	3,237	3,103	$39.3
*As of December 31, 2021

Neither MGG nor MM&A has carried out a separate title verification for the property and neither company has verified leases, deeds, surveys, or other property control instruments pertinent to the subject resources.

PLL has represented to MGG and MM&A that it controls the mining rights to the resources as shown on its property maps, and both MGG and MM&A have accepted these as being a true and accurate depiction of the mineral rights controlled by PLL.  The TRS assumes the Property is developed under responsible and experienced management.

A detailed schedule of identifying each individual parcel controlled by the Company including ownership status, acreage, and book value will be included as an appendix to the Amended TRS.

In accordance with § 229.1302(f), Qualified Persons responsible for the development of the TRS have relied upon “Legal Matters Outside the Expertise of the Qualified Persons” as provided by the Company, including expressions of mineral and surface ownership.

Section 25 of the Amended TRS will be modified to summarize information relied upon by the Qualified Persons and include language similar to:

The Qualified Persons responsible for the development of this TRS have relied upon information provided by PLL, including:

1)	Legal Matters, including mineral and surface-based land and tenure, property history.

•	The information required under Items 601(b)(96)(iii)(B)(10)(ii) & (10)(v) of Regulation S-K regarding mineral processing and metallurgical processing.

Response

We advise the Staff that the Amended TRS will contain information required by Items 601(b)(96)(iii)(B)(10)(ii) and (10)(v).  Specifically, we plan to replace Section 10 (Mineral Processing and Metallurgical Testing) with versions of the below paragraphs.

The test samples used to evaluate the process technologies for producing a spodumene concentrate were considered adequate to represent the first 10 years of the LOM, and considered a range of host rock dilution which exceeded the mine plan average, for the variability bench testwork undertaken.

The pilot test work sample was considered to be less representative and may only align to the early years of operation, given these samples came from near surface pegmatite outcrops, which though they reflect similar mineralogy, may not fully reflect the same characteristics at depth, when pegmatite ore zones narrow or have more host rock contact zones then that reflected in the resource model.  This material was used predominantly to produce feed stock for the hydromet testwork and does not impact the concentrator basis of design.

The recovery of Li from the ROM ore was undertaken through what would be considered a conventional hybrid concentrator process consisting of DMS and flotation technologies.  Both technologies are considered conventional and have significant information in the public domain to support a design basis.  The actual test program was performed at a reputable 3rd party facility (SGS) who are ISO certified, and have significant years of experience in testing similar materials.  Their procedures are well established and shown to reproducible across comparable samples.

The data generated for lithium conversion using the proprietary MO technology aligns with other public domain information for conversion of lithium contained in spodumene to lithium hydroxide.  The test procedures and methodologies applied across the unit operations are consistent with other hydrometallurgical test programs, that would be undertaken for leaching lithium and then converting through to a hydroxide form.  The Pilot testing of the bulk concentrate as noted may not fully reflect the results that may be achieved across the LOM ores as samples were sourced from near surface material.  There was limited work undertaken on variability samples, applied to the MO conversion patent test program, so carries the associated risks.

•	Clarify in the technical report if the mineral resource estimate is reported exclusive or inclusive of mineral reserves. See Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Response

We advise the Staff that resources as provided in the Existing TRS were calculated inclusive of mineral reserves.  The Amended TRS will include additional clarifying language in this regard.  Specifically, we plan to amend Section 11.1.1 (Geological Modelling) by inserting a version of the below sentence at the end of the first paragraph:

Resources reported herein are inclusive of mineral reserves.

•	The information required under Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K regarding the cut-off including price and cost assumptions and details pertaining to the cut-off grade calculation.

Response

We acknowledge to the Staff that, while the Existing TRS stated our price and cost assumptions, it did not disclose the cut-off grade formula.  The Amended TRS will disclose the cut-off grade formula.  Specifically, we plan to amend Section 12 by modifying language to include a version of the below paragraph:

The Core resource model is constrained by a conceptual pit shell derived from a Whittle optimization using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction.  These include: maximum pit slope of 50° and strip ratio of 12, mining cost of US$2.50/t, spodumene concentration cost of US$25/t, a commodity value of US$1,893/t of Spodumene Concentrate with a grade of 6% Li2O (“SC6”) derived from a sales price of lithium hydroxide of $15,293/t and with appropriate recovery and dilution factors. Material falling outside of this shell is considered to not meet reasonable prospects for eventual economic extraction.

Table 11‑18. Piedmont Whittle Resource Constraining Pit Shell Parameters

Item	Notation	Unit	Value
SC6 Price	(P)	$/t	1,893
Mining Cost (ore and waste)	(mo)	$/t	2.5
Strip Ratio (waste:ore)			12
Total Mining Cost	(mt)	$/t	32.5
Concentrator Cost	(c)	$/t	25
Dilution	(d)%		10
Mining Recovery	(ym)%		100
Concentrator Recovery	(yc)%		77.1
Conversion Factor	(f)		0.08
Theoretical Cutoff Grade - SC6	(GSC6)%		4.62
Theoretical Cutoff Grade - Li2O	(GLi2O)%		0.37
Selected Cutoff Grade - Li2O			0.40

Using the parameters detailed in the following equations are used as the basis for selecting MRE reporting cut-off of 0.4% Li2O cut-off which approximates cut-off grades used at comparable spodumene-bearing pegmatite deposits exploited by open pit mining.

The cut off calculation uses a total mining cost for both ore and waste based on the strip ratio.  The resulting value is higher than the theoretical marginal cut-off grade based on the cost of mining ore only.  The Li2O higher cut-off value is appropriate because of lower spodumene recoveries and process inefficiencies for material with lower Li2O grades.

•	The information required under Item 601(b)(96)(iii)(B)(16) of Regulation S-K related to concentrate (SC6) sale assumptions, including pricing.

Response

We acknowledge to the Staff that the Existing TRS did not disclose information related to concentrate (SC6) sale assumptions, including, pricing.  The Amended TRS will disclose this information.  Specifically, we plan to amend Section 16.1.1 (Lithium Demand and Supply Outlook) by including detailed sales assumptions, including pricing, of spodumene concentrate (SC6) and lithium hydroxide (LiOH) which is produced by processing run-of-mine reserves.

In addition to the financial modeling associated with our long term business plan, the Amended TRS will disclose a standalone cash flow model based solely upon the processing and sales of mineral reserves converted to lithium hydroxide at a fixed price of $22,000 per ton.  As further clarification, our mineral reserves are stated with an effective delivery point of the planned operation’s run-of-mine (ROM) pad, prior to the application of recovery factors and losses within our planned concentrator facility and prior to the chemical conversion to lithium hydroxide.

The results of the cash flow model produced solely from the processing of the mineral reserves demonstrates the positive economics of the project and results in an estimated After Tax Net Present Value at an 8% discount of $ 1.25 billion with an Internal Rate of Return of 23.4%.

The summary cash flow for the mineral reserves model is shown on the following page:

•	The information required under Item 601(b)(96)(iii)(B)(16)(ii) of Regulation S-K regarding material contracts.

Response

We advise the Staff that the Amended TRS will provide a discussion of contracts that may be material to the operation of the mine, including additional information with respect to sales, transportation, and mining, construction, utilities and development agreements.  Specifically, we plan to amend Section 16 (Marketing) by inserting versions of the following:

Material Contracts

Material contracts have not been negotiated for the PLL project.  Contracts will be necessary for successful production, marketing and sales of the spodumene concentrate and/or lithium hydroxide.  Material contracts required will likely include:

•
Transportation – The business will contract with requisite railroad and truck transportation companies to transport the spodumene concentrate or lithium hydroxide to market.  In some instances, consumers may separately negotiate transportation logistics and purchase material directly from the mining or chemical facilities.

•	Sales – Sales contracts are a mix of spot and pre-negotiated long-term purchase arrangements.

•	Mining – As expressed in this TRS, contractual mining arrangements may be utilized as opposed to an owner-operated mining venture.

•	Utilities – Contractual agreements pertaining to utilities, including electricity, water, sewer, and fuel will material to the operation.

•	Construction/Development – Prior to mine development, material contracts related to the construction of infrastructure and earthwork will be required.

•
The information required under Items 601(b)(96)(iii)(B)(17)(ii), (iii), (iv), (v), & (vi) of Regulation S-K regarding environmental studies.  We suggest a table with required permits and the status of such permits to satisfy Items 601(b)(96)(iii)(B)(17)(iii).

We advise the Staff that the Amended TRS will contain additional information pertaining to environmental studies and mining permits, including the information specified in Items 601(b)(96)(iii)(B)(17)(ii), (iii), (iv), (v), & (vi).  Specifically, we plan to include revised text and the following table in Section 17 to disclose the status of the environmental studies and permits associated with the project as of December 31, 2021:

Permitting

HDR Engineering has been retained by Piedmont to support permitting activities on the proposed Project.

In November 2019, the Company received a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers for the concentrate operations. The Company has also received a Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources. In connection with the 404 Permit an Environmental Assessment was completed for the Project which resulted in a Finding of No Significant Impact (“FONSI”).

The integrated Carolina Lithium project requires a North Carolina State Mining Permit from the North Carolina Department of Environmental Quality (“NCDEQ”) Division of Energy, Mineral and Land Resources (“DEMLR”). The Company submitted a mine permit application to DEMLR on August 31, 2021. A public hearing in relation to the mine permit application was held on November 15, 2021. The Company has received additional information request (“ADI”) in connection with our mine permit application. We provided a response to the ADI on December 17, 2021.

Mine Closure

Mine closure is regulated by the state of North Carolina as a condition of the mining permit. Costs associated with reclamation are included in yearly operating costs and the total for life of the mine is over 5.2 million dollars. Reclamation plans are included in the mine permit application and shown below:

As part of the application for a mining permit Piedmont Lithium Carolinas, Inc. has calculated the cost of a blanket bond. The blanket bond will be required to be filed with the state of North Carolina for reclamation costs if not completed by Piedmont Lithium Carolinas, Inc. before the permit can be issued.

Piedmont will submit a determination letter to NCDEQ Division of Air Quality (“DAQ”) in January, 2022 requesting concurrence with respect to the primary activity of the Carolina Lithium Project.

The Carolina Lithium Project requires a NCG02 Stormwater permit from the Division of Water Resources (“DWR”) for the project. The application was submitted on November 22, 2021. This NCG02 permit will detail all monitoring and testing requirements as well as the prescribed schedule for monitoring.

The Carolina Lithium Project remains subject to local rezoning and permit requirements. Piedmont remains in pre-application consultation with Gaston County at this time. A rezoning application will follow receipt of a state mining permit. The Company will apply for a special use permit required under the Gaston County UDO upon completion of the rezoning process.

Permit Type	Permit Submittal	Current Status
Carolina Lithium
Clean Water Act Section 404	December 2018	Received – November 25, 2019
Individual 401 Water Quality Certification	2019	Awaiting certification for updated acreage of integrated site
Mine Permit	August 31, 2021	Awaiting response from DEMLR based on additional information request response provided December 17, 2021
I-3 Zoning	TBD	An application for I-3 Zoning of the project area will be advanced upon approval of the Mine Permit
Special Use Permit	TBD	An application for a Special Use Permit of the project area will be advanced upon approval of I-3 Zoning
Air Permit – PSD Title V	TBD	Preparing determination applicability letter to determine type of air permit required for the integrated site
NCGO2 Stormwater Permit	November 22, 2021	Awaiting response from DEMLR
Municipal Wastewater	TBD	TBD

Additionally, we propose to disclose in our 2022 10-K the status of environmental studies and permits associated with the Carolina Lithium Project as of December 31, 2022 with draft language and a summary table as follows:

Permitting

HDR Engineering has been retained by Piedmont to support permitting activities on the proposed Project.

In November 2019, the Company received a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers for the concentrate operations. The Company has also received a Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources.  In connection with the 404 Permit an Environmental Assessment was completed for the Project which resulted in a Finding of No Significant Impact (“FONSI”).

The integrated Carolina Lithium project requires a North Carolina State Mining Permit from the North Carolina Department of Environmental Quality (“NCDEQ”) Division of Energy, Mineral and Land Resources (“DEMLR”).  The Company submitted a mine permit application to DEMLR on August 31, 2021.  A public hearing in relation to the mine permit application was held on November 15, 2021.  The Company has received two additional information requests (“ADI”) in connection with our mine permit application.  We provided a response to the first ADI on December 15, 2021.  We received a second ADI request on January 14, 2022 with an initial response due on July 13, 2022.  We were granted an initial extension to respond to the second ADI until January 8, 2023.  Subsequent to the end of the reporting period, we were granted an additional extension to respond to the second ADI until May 1, 2023.  We are working to finalize our response to the second ADI by May 1, 2023.

Mine Closure

Mine closure is regulated by the state of North Carolina as a condition of the mining permit.  Costs associated with reclamation are included in yearly operating costs and the total for life of the mine is over 5.2 million dollars.  Reclamation plans are included in the mine permit application and shown below:

As part of the application for a mining permit Piedmont Lithium Carolinas, Inc has filed a blanket bond with the state for reclamation costs if not completed by Piedmont Lithium Carolinas, Inc.

Piedmont submitted a determination letter to NCDEQ Division of Air Quality (“DAQ”) on January 14, 2022 requesting concurrence with respect to the primary activity of the Carolina Lithium Project.  The Company received a response to this letter on March 10, 2022 requiring that the site apply for a Title V PSD air permit.  The company applied for the Title V PSD air permit on August 31, 2022.  The company has continued to work with DAQ to secure this permit.

NPDES Permitting

The Carolina Lithium Project requires a National Pollutant Discharge Elimination System (NPDES) Wastewater permit from the Division of Water Resources (“DWR”)  for the project.  The company submitted two NPDES applications to cover separately the mine/concentrator areas and the chemical conversion areas to DWR on December 28, 2022.

This NPDES permit when issued will detail all monitoring and testing requirements as well as the prescribed schedule for monitoring.  The proposed NPDES plan is shown in the exhibit below.

The Carolina Lithium Project remains subject to local rezoning and permit requirements.  Piedmont remains in pre-application consultation with Gaston County at this time.  A rezoning application will follow receipt of a state mining permit.  The Company will apply for a special use permit required under the Gaston County UDO upon completion of the rezoning process.

The table below summarizes the status of the material permits required for development of the Carolina Lithium Project.

Permit Type	Permit Submittal	Current Status
Carolina Lithium
Clean Water Act Section 404	December 2018	Received – November 25, 2019
Individual 401 Water Quality Certification	2019	Received Update – July 25, 2022
Mine Permit	August 31, 2021	Additional Information Request due no later than May 1, 2023
I-3 Zoning	TBD	Awaiting receipt of mine permit
Special Use Permit	TBD	Awaiting receipt of I-3 Zoning
Air Permit – PSD Title V	August 31, 2022	Under review by Division of Air Quality
NPDES Wastewater	Dec 28, 2022	Under review by Division of Water Quality
Municipal Wastewater	TBD	Preparing permit application

•
Include annual cash flow forecasts based on an annual production schedule for the life of the project to comply with Items 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.  This should include the entire discounted cash flow analysis with major assumptions as line items.

We advise the Staff that we believed that Figures 12-1 and 19-1 in the Existing TRS collectively satisfied the substantive requirements of Item 601(b)(96)(iii)(B)(19)(ii).  The Amended TRS will provide additional details regarding cash flows for major line items in Figure 19-1 and Figure 12-1 will be re-cast/overlaid with additional cash flow information on the basis of processing mineral reserves only as described above.

6.
Please revise the "Reliance on Information by the Registrant" section of your technical report to only include categories of information under Item 1302(f)(1) of Regulation S-K.  Other information that has been included in this section should be removed so that the information is consistent with the disclosure specified under Item 1302(f)(2) of Regulation S-K.

Response 6:

The Amended TRS will contain a revised section with respect to “Reliance on Information by the Registrant”, which will remove the information noted by the Staff and comply with Item 1302(f).  Specifically, we plan to amend Section 25 (Reliance on Information Provided by the Registrant) by restating it in its entirety similarly to the following:

25.          Reliance on Information Provided by the Registrant

The qualified persons responsible for the development of this TRS have relied upon information provided by PLL, including:

Macroeconomic Trends, Data & Assumptions, including land acquisition costs, mitigation expenses, owners team structure and wages, insurances, permitting, legal, zoning and reclamations bonds.

Marketing Information, including sales forecasts for spodumene concentrate, lithium hydroxide, and byproducts as reflected in financial modeling as well as baseline projected spodumene values for block value and cutoff grade derivations.

Legal Matters, including mineral and surface-based land and tenure, property history.

7.	Please file the marketing study that supports the forecast and pricing of quartz, feldspar, and mica by-products. See Item 1302(e)(3)(ii) of Regulation S-K.

Response 7:

We advise the Staff that the Amended TRS will reference the marketing study (which will also be filed per your request) that supports the forecast and pricing of quartz, feldspar, and mica by-products.

8.
We note that you disclose by-product mineral resources on page 119 of your technical report and that you have included by-product revenue in your economic model.  Please explain why the by-product resource was not included with your mineral reserve disclosure, considering the inclusion of these materials in your economic model.  Based on your response we may have additional comment.

Response 8:

In the Existing TRS, byproducts were not included in the calculations of reserves.  The Amended TRS will include estimations of mineral resources and mineral reserves for byproducts and will clarify that such byproducts are reflected in the estimates.

As previously expressed, byproducts were not used for derivation of cutoff grade.  Byproducts will be stated as mineral reserves to complement their expression as mineral resources in the Amended TRS.  We will continue to include revenue streams associated with the sale of byproducts in financial modeling to support reserve economics.

Form 10-Q for the Quarterly Period Ended September 30, 2022, page 33

9.
We note your disclosure of the results of a prefeasibility study for the Ewoyaa project, including production tonnage, reserves, and capital expenditures.  Please tell us if these estimates were prepared under the definitions established by Item 1300 of Regulation S-K and, if not, revise to remove the estimates.  Estimates prepared under a foreign jurisdiction cannot be substituted for S-K 1300 mining rule requirements.

Response 9:

We advise the Staff that the estimates prepared for the Ewoyaa project prefeasibility study were prepared in accordance with the JORC Code (2012) and not in accordance with Regulation S-K.  The Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 will be revised for the period noted to remove references to the Ewoyaa prefeasibility study.

Sincerely,

/s/ Michael White
Michael White
Chief Financial Officer

Via E-mail:
cc:	Bruce Czachor, Chief Legal Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP